UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

THOUGHTWORKS HOLDING, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88546E105

(CUSIP Number)

December 31, 2022

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 88546E105	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,955,224

	6	SHARED VOTING POWER
3,562,541

	7	SOLE DISPOSITIVE POWER
12,955,224

	8	SHARED DISPOSITIVE POWER
3,562,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,517,765

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.25%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 314,838,787 shares of common stock outstanding of Thoughtworks Holding, Inc. (the “Issuer”) as of November 10, 2022, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

SCHEDULE 13G
CUSIP No. 88546E105	Page 3 of 6 Pages
Item 1(a)	Name of Issuer

Thoughtworks Holding, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

200 East Randolph Street, 25th Floor
Chicago, Illinois 60601

Item 2(a)	Name of Persons Filing

GIC Private Limited

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

88546E105

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G
CUSIP No. 88546E105	Page 4 of 6 Pages
Item 4	Ownership

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (1)	Voting Power		Dispositive Power
			Sole (2), (3)	Shared (2), (3)	Sole (2), (3)	Shared (2), (3)
GIC Private Limited	16,517,765	5.25	12,955,224	3,562,541	12,955,224	3,562,541

(1)
Based on 314,838,787 shares of Common Stock outstanding of Thoughtworks Holding, Inc. (the “Issuer”) as of November 10, 2022, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

(2)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 12,955,224 securities beneficially owned by it. GIC shares power to vote and dispose of 3,562,541securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

(3)	GIC disclaims membership in a group.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

SCHEDULE 13G
CUSIP No. 88546E105	Page 5 of 6 Pages
Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G
CUSIP No. 88546E105	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated below.

GIC PRIVATE LIMITED

By: /s/ Diane Liang

Name: Diane Liang

Title: Senior Vice President

Date: February 3, 2023

By: /s/ Toh Tze Meng

Name: Toh Tze Meng

Title: Senior Vice President

Date: February 3, 2023